18005416

SEC Mail Processing Section

MAR 01 2018

Washington DC

RMS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12676

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 E. Pacific Coast Hwy-150
(No. and Street)

Long Beach (City) CA (State) 90803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney 760 815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, #540 (Address) Newport Beach (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Richard P. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Securities Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHELLE PATRICIA ARELLANO
Commission # 2117303
Notary Public - California
Los Angeles County
My Comm. Expires Jun 26, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Diversified Securities, Inc.

We have audited the accompanying financial statements of Diversified Securities, Inc. (the "Company"), which comprise of the statement of financial condition as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

Diversified Securities, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	289,636
Accounts Receivable		25,009
Marketable securities, at market value		115,245
Prepaid expenses		11,413
Total assets	$	441,303

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	5,836
Other liabilities		40,082
Due to Affiliates		19,182
Total liabilities		65,100
Shareholder's equity		
Common stock, $5 par value; 20,000 shares authorized		
4,335 shares issued and outstanding		21,675
Additional paid-in capital		31,323
Retained earnings		356,488
Accumulated other comprehensive income		(33,283)
Total Shareholder's equity	$	376,203
Total Liabilities and Shareholder's equity	$	441,303

The accompanying notes are an integral part of these financial statements.

Diversified Securities, Inc.
Statement of Operations and Comprehensive Income
For the Year Ended December 31, 2017

Revenues		
Mutual fund concesssion		3,801
Reimbursements		447,126
Management fees - related party		952,336
Other management fees		4,680
Dividends		1,470
Total revenues		1,409,413
Expenses		
Commission expense		4,493
Clerical and administrative employees' expenses		1,151,397
Communications		23,358
Occupancy		182,034
Promotional costs		15,362
Regulatory fees, assessments and professional fees		35,444
Other operating expenses		121,053
Total expenses		1,533,141
Net income before income tax provision		(123,728)
Income tax provision		800
Net income		(124,528)
Other comprehensive income		
Unrealized gain on securities	91,245	
Other comprehensive income		91,245
Net Comprehensive Income		$ (33,283)

The accompanying notes are an integral part of these financial statements.

Diversified Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total Shareholder's Equity
Balance at January 1, 2017	$ 21,675	$ 31,323	$ 356,488	$ -	$ 409,486
Net Income				(124,528)	(124,528)
Other comprehensive income				91,245	91,245
Balance at December 31, 2017	$ 21,675	$ 31,323	$ 356,488	$ (33,283)	$ 376,203

Diversified Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flow from operating activities:		
Net income		$ (124,528)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expenses	100	
Increase (decrease) in liabilities:		
Other liabilities	(3,953)	
Total adjustments		(3,853)
Net cash provided by operating activities		(128,381)
Net increase in cash		(128,381)
Cash at beginning of period		418,017
Cash at end of period		$ 289,636

Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Diversified Securities, Inc. (the "Company") is a wholly-owned subsidiary of DSI Financial, Inc. The Company acts as an introducing broker/dealer and clears limited partnership transactions with and for its customers. The Company's primary business consists of facilitating limited partnership transfers for its affiliate, DSI Properties, Inc. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

The Company's main office is located in Long Beach, California. It also maintains branch offices in Tustin, West Covina, Covina and Visalia, California. The Company's trading business is affected by economic fluctuations in the broker-dealer industry.

Security Transactions

Security transactions are reported on a trade date basis which is in conformity with generally accepted accounting principles.

Revenue Recognition

Revenues are recognized in the periods in which the related services are performed. Management fees are earned in the period that they are performed and collected.

Commission revenue includes tax shelter commissions and mutual fund product trailing fees which are recurring in nature. Tax shelter commissions earned are based on the trade date of the transaction. The mutual fund trailing fees are earned based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. In the period ending December 31, 2017, there were tax shelter commissions earned in the amount of $4,680, and mutual fund trailers in the amount of $3,802.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2017.

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active

markets accessible by the Company at the measurement date.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2017 on a recurring basis:

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 115,245	$ -	$ -	$ 115,245

Marketable equity securities are based on quoted market prices in active markets for identical assets.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to ten years using the straight-line method.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., which elected to be taxed as a Subchapter S corporation effective January 1, 2008 and thereafter. Diversified Securities, Inc., as a wholly-owned subsidiary of DSI Financial, Inc., elected to be treated as a Qualified Subchapter S Subsidiary which is also effective January 1, 2008 and thereafter. Accordingly, the taxable income of the consolidated group is reported on the consolidated income tax return and passed through to the stockholders to be reported on their respective income tax returns. For California tax purposes, the consolidated group is subject to a 1-1/2% California franchise tax. Deferred income taxes result primarily from the differences between the statutory 1-1/2% California franchise tax and the minimum tax and the use of the accelerated cost recovery system for depreciating assets for California tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholder's equity that, under United States generally accepted accounting principles, are excluded from net income, such as gains and losses related to certain investment securities.

NOTE 2 - MARKETABLE EQUITY SECURITIES

Marketable equity securities, which are stated at market, are held for an indefinite period and thus are classified as available for sale. The marketable equity securities, which had an original cost of $24,000, had an aggregate fair value of $115,245 at December 31, 2017. Unrealized holding gain on such securities, which was shown as accumulated other comprehensive income in the stockholder's equity, was $91,245.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company pays rent and administrative service costs totaling $952,336 on behalf of affiliated companies. The entire amount was reimbursed as of December 31, 2017, and is shown as "Management-Admin Fees" in the accompanying Statement of Income and Comprehensive Income.

The following schedule identifies the components of the related party receivable (payable) balance as of December 31, 2017:

DSI Financial, Inc.	$	(3,334)
DSI Properties, Inc.		(15,848)
	$	(19,182)

NOTE 4 - INCOME TAXES

Income taxes consist of the following:

Current	$	800
Deferred		-
	$	800

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ended December 31, 2017.

The Company is included in consolidated tax returns filed by the parent. The following is the aggregate income taxes for the parent and its subsidiaries:

	DSI Financial, Inc.	Diversified Securities, Inc.	DSI Properties, Inc.	Total
Current	$ 800	$ 800	$ 800	$ 2,400
Deferred	-	-	-	-
	$ 800	$ 800	$ 800	$ 2,400

NOTE 4 - INCOME TAXES (continued)

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company's income tax returns for the years ending 2014 and forward remain open for examination by federal and state taxing authorities.

NOTE 5 - COMMITMENTS

The Company entered into operating leases relating to its offices in Long Beach, West Covina and Tustin, California. The lease agreements expire in various years through 2023. The Company entered into a month-to-month lease for its office in Covina, California. The monthly rent is $ 1,732.

Rent expense for the year ended December 31, 2017 was $182,034. The remaining minimum future rental payments under non-cancelable operating leases as of December 31, 2017, are approximately as follows:

Year Ended December 31,	*Amount*
2018 Total	$213,320.84
2019 Total	$219,503.88
2020 Total	$222,475.72
2021 Total	$237,671.24
2022 Total	$214,705.52
2023 Total	$165,827.52
Total minimum future rental payments	$1,273,504.72

NOTE 6 - CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Union Bank which had a bank balance of $289,536 at December 31, 2017. Accounts at these institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation.

NOTE 7 - NET CAPITAL

The Company is subject to a $250,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2017, the net capital ratio was .21 to 1 and net capital was $310,203 which exceeded the required minimum capital by $60,203.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was January 30, 2018. The Company has submitted a request to the Securities Exchange Commission ("SEC") to have their net capital requirement reduced to $50,000. The Company's request is still pending.

Diversified Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital		
Shareholder's equity	$ 376,203	
Total Shareholder's equity		$ 376,203
Less: Non-allowable assets		
Petty cash	100	
Other receivable	25,009	
Other assets - deposits	11,413	
Total non-allowable assets		36,522
Net Capital before haircut		339,681
Haircut		
Marketable equity securities (15% of $115,245)	17,287	
Undue concentration	12,191	
Total haircut		29,478
Net Capital		310,203
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,340	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 60,203
Ratio of aggregate indebtedness to net capital	.21 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See independent auditor's report

Diversified Securities, Inc

Schedule II

Computation for Determination Of Reserve Requirements

Under SEC Rule 15c3-3

December 31, 2017

Credits;		
Free credit and other credit balances in customers' accounts		$ 0
Customers' securities failed to receive		0
Debits:		
Excess of total credits over total debits		
Amounts held on deposit in "Reserve Bank Account' at year-end	$ 0	
Amount of deposit (withdrawal) in "Reserve Bank Account" on January 3, 2018		
Net amount in "Reserve Bank Account" after deposit		0
Amount in excess of that required to be deposited		$ 0

The audited Computation for Determination of Reserve Requirements under Rule 15c3-3 as reported above agrees with the computation included in the unaudited Part IIA filing.

Diversified Securities, Inc.

Schedule III

Information Relating to Possession or Control Requirements

Under SEC Rule 15c3-3

December 31, 2017

1. Customers' fully paid securities not in the respondent's possession or control as the report date (for which instructions to reduce to possession or control has been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under SEC Rule 15c3-3.	$ 0
A Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3.	$ 0
B. Number of items	0

Diversified Securities, Inc.
Schedule of Customer Segregated Funds
December 31, 2017

Not Applicable • The Company does not hold customer segregated funds.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Diversified Securities, Inc.

We have examined the statements of Diversified Securities, Inc. (the "Company"), included in the accompanying SEA Rule 17a-5(d) (3) Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2017; (2) the Company's internal control over compliance was effective as of December 31, 2017 (3) the Company was in compliance with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e) as of December 31, 2017; and (4) the information used by the Company to state whether it was in compliance with the net capital rule and the reserve requirement rules was derived from the books and records of the Company. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; the Company complied with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination included testing and evaluating design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

Diversified Securities Inc.

Complete Investment Services
All Major Stock Exchanges

January 30, 2018

Greg Wahl
Anton & Chia, LLP
3501 Jamboree Road, Suite 540
Newport Beach, CA 92660

Re: SEA Rule 17a-5(d) (3) Compliance Report

Dear Mr. Wahl,

Pursuant to the referenced rule, the following statement of assertions regarding compliance by Diversified Securities, Inc. is provided:

1. The Company's system of Internal Control Over Compliance was effective throughout the entire period ending January 1, 2017 through December 31, 2017.
2. The Company's system of Internal Control Over Compliance was effective as of the end of the most recent fiscal year ending December 31, 2017.
3. The broker/dealer was in compliance with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e) at of the end of the most recent fiscal year ending December 31, 2017; and
4. The information the broker/dealer used to state whether it was in compliance with the net capital rule and the reserve requirements rules was derived from the books and records of the broker/dealer.

Sincerely,

Richard P. Conway
Executive Vice President

ANTON & CHIA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholder
Diversified Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Diversified Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

Diversified Securities, Inc.
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:	
Total revenue	$ 1,409,413
Interest income	0
Total revenue audited for the year ended December 31, 2017	1,409,413
Total revenue reported on Form SIPC-7T	1,409,413
(Over) Under reported	0

Diversified Securities, Inc.
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T	
Management Fees	952,336
Total adjustments reported on Form SIPC-7T	952,336
General Ledger Comparison:	
Management Fees	(952,336)
(Over) Under reported	-

KCM Securities, LLC
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$ 1,409,413
Total adjustments reported on Form SIPC-7T	(952,336)
SIPC net operating revenues	$ 457,077
General assessment @ .0015	$ 686
Amount reported on Form SIPC-7T	$ 686
(Over) Under reported	0

See Independent Accountant's Report